Schedule 13D

EXHIBIT B

Schedule of Stock Transactions
(Sale of TransTechnology Stock during last 60 days)

	Date	Shares Sold	$/Share

Research Industries	7/26/01	40,000	10.00

	7/27/01	40,000	12.50

	7/30/01	40,000	13.00

	8/21/01	40,000	13.50

	8/22/01	40,000	14.00

	8/24/01	40,000	14.50

Arch C. Scurlock, Jr.	8/22/01	5,000	14.00